Exhibit 99.1

2021 FOURTH QUARTER AND FULL YEAR RESULTS	PRESS RELEASE

2021 FULL YEAR RESULTS - CNH INDUSTRIAL PRE-DEMERGER(1)

CNH Industrial reports strong full year performance in 2021, the last year of operations prior to the demerger of Iveco Group effective January 1, 2022. Consolidated revenues of $33.4 billion (up 28% year on year), net income of $1,760 million, with adjusted diluted EPS of $1.35, and adjusted EBIT of Industrial Activities of $2,114 million the highest in Company history. Free cash flow of Industrial Activities positive $1,751 million.

Financial results presented under U.S. GAAP

“I am proud of, and profusely thankful for, how our CNH Industrial team managed through a difficult year. Between external challenges: COVID, supply chain, etc. and internal opportunities: spin, Raven acquisition and integration, and our customer focused reorganization, they rose to every occasion while still exemplifying our renewed focus on delivering for our customers and dealers. Their efforts drove Company record revenue and earnings per share, and it is especially rewarding to generate such results in our final year as a combined entity. This performance represents a solid foundation for both Iveco Group and CNH Industrial’s future success, particularly as it includes our second consecutive year of net cash, with over $1.7 billion of positive free cash flow of Industrial Activities for 2021. In Q4 we outperformed expectations by managing our supply chain, specifically microchip shortages, better than anticipated, and while these pressures are likely to persist, so is our team’s demonstrated ability to overcome them. With continued strength in our end markets and order books, and a comprehensive strategy for the future, CNH Industrial is excited to enter 2022 as a pure play in agricultural and construction equipment.”

Scott W. Wine, Chief Executive Officer

CNH INDUSTRIAL PRE-DEMERGER

2021 Full Year Results

(all amounts $ million, unless otherwise stated – comparison vs FY 2020)

US GAAP FY				NON GAAP(2) FY

Consolidated revenues	33,428	+28%	+26%c.c.(*)	Adjusted EBIT of Industrial Activities	2,114	+1,562

of which Net sales of Industrial Activities	31,622	+30%	+28%c.c.	Adjusted EBIT Margin of Industrial Activities	6.7%	+440	bps

Net income	1,760	+2,198		Adjusted net income	1,880	+1,443

Diluted EPS $	1.27	+1.63		Adjusted diluted EPS $	1.35	+1.07

Cash flow from operating activities	4,082	-1,447		Free cash flow of Industrial Activities	1,751	-175

Cash and cash equivalents	6,006	-2,779		Available liquidity	12,149	-3,722

(*) c.c. means at constant currency

Extraordinary transactions

On November 30, 2021, CNH Industrial completed its acquisition of Raven Industries, Inc., (“Raven”) a U.S.-based leader in precision agriculture technology. Furthermore, on December 30, 2021, CNH Industrial completed the purchase of 90% of the capital stock of Sampierana S.p.A., a construction equipment company based in Italy. Financial information included in this press release reflects the consolidation, on a line-by-line basis, of the preliminary fair value of acquired assets and liabilities of both companies, with no material impacts on 2021 net income and free cash flow of Industrial Activities.

Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), as well as the Agriculture business, the Construction business, and the related Financial Services business (collectively, the “Off-Highway Business”). Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. by way of a legal statutory demerger to Iveco Group N.V. (the Demerger) and Iveco Group became a public listed company independent from CNH Industrial. The financial information presented in the first section of this press release refers to CNH Industrial prior to the Demerger (the “CNH Industrial Pre-Demerger” business). To provide additional context to this transaction, a second section of this press release includes non-GAAP pro forma combined financial information referring to CNH Industrial as if the Demerger had happened in previous periods (the “CNH Industrial excluding Iveco Group”). The non-GAAP pro forma financial information presented in the second section of this press release has been prepared to represent the combined historical results of operations, financial position and cash flows of the Off-Highway Business that is now controlled by CNH Industrial N.V. following the Demerger. The non-GAAP pro forma combined financial information presented excludes the Iveco Group financial information for all periods presented in the “CNH Industrial excluding Iveco Group” section of this press release.

Net sales of Industrial Activities of $31,622 million, up 30% with increases in all segments due to continued strong industry demand and price realization.

Adjusted EBIT of Industrial Activities of $2,114 million ($552 million in 2020), with Agriculture adjusted EBIT of $1,810 million and adjusted EBIT margin of 12.3% in the year. Adjusted EBIT increased by $391 million for Commercial and Specialty Vehicles and $274 million for Construction. Powertrain adjusted EBIT of $256 million ($233 million in 2020).

Adjusted net income of $1,880 million, with adjusted diluted earnings per share of $1.35 (adjusted net income of $437 million and adjusted diluted earnings per share of $0.28 in 2020).

Reported income tax expense of $342 million, which includes a $161 million tax benefit related to recognizing certain deferred tax assets. Adjusted effective tax rate (adjusted ETR(2)) of 23%, which reflects a favorable geographic mix of pre-tax earnings.

Free cash flow of Industrial Activities was positive $1.8 billion due to the strong operating performance. Total Debt of $23.7 billion at December 31, 2021 ($26.1 billion at December 31, 2020).

Industrial Activities net cash(2) position at $0.3 billion, a decrease of $0.5 billion from December 31, 2020, primarily due to the cash-out for the acquisition of 100% interest in Raven ($2,246 million) and 90% interest in Sampierana ($86 million).

Available liquidity at $12.1 billion as of December 31, 2021.

CNH Industrial delivered strong performance in 2021 as a result of end-demand for its products rebounding from the first phase of the COVID- 19 pandemic, sustained soft commodity prices, and demand for fuel efficient transportation equipment.

Global supply chain represented the main challenge for our operations in the year, with multiple bottlenecks resulting in increased raw material prices, intermittent subcomponent availability, notably for semiconductors, and increased transportation costs.

Order book in Agriculture was up year over year for tractors and combines, with increases in all regions, and doubling for tractors in North America and Europe.

Construction order book more than doubled year over year in both Heavy and Light sub-segments, driven by strong increases for Heavy equipment in North America and Europe.

Truck order intake in Europe up 81% year over year, with light duty trucks up 76%, and medium & heavy duty trucks up 94%. Truck book-to-bill in Europe at 1.57.

Dividends

The Board of CNH Industrial N.V. intends to recommend to the Company’s shareholders an annual cash dividend of €0.28 per common share, totaling approximately €380 million (~$430 million). The proposed dividend remains subject to formal Board approval and the approval of shareholders at the Annual General Meeting (expected on April 13, 2022). If shareholders approve the annual dividend at the Annual General Meeting, it is anticipated that the record date for the dividend will be April 19, 2022, with an ex-dividend date of April 20, 2022.

Refer to section “Notes” at page 5 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations	1

PRESS RELEASE

AGRICULTURE

In North America, tractor demand was up 10% for tractors under 140 HP and up 23% for tractors over 140 HP; combines were up 25%. In Europe, tractor and combine demand were up 16% and 17%, respectively. South America tractor demand was up 22% and combine demand was up 19%. In Rest of World, tractor demand increased 15% and combine demand increased 19%.

Net sales were up 33% at constant currency, mainly due to higher industry demand, better mix, favorable price realization of 7%, and lower destocking compared to 2020.

Adjusted EBIT was $1,810 million, with Adjusted EBIT margin at 12.3%. The $930 million increase was driven by higher volume, favorable mix and price realization in all regions, partially offset by higher raw material and freight costs, higher SG&A costs driven higher variable compensation, and R&D spend returning to more normal levels from the low levels experienced in the previous year.

	FY 2021	FY 2020	Change	Change at c.c.(*)
Net sales ($ million)	14,721	10,823	+34.8%	+33.0%
Adjusted EBIT ($ million)	1,810	880	+930
Adjusted EBIT margin	12.3%	8.1%	+420	bps

CONSTRUCTION

Global demand for construction equipment was up 14% compared to 2020, with Heavy sub-segment up 16% and Light sub-segment up 13%. Demand increased 23% in North America, 19% in Europe, 87% in South America, and 6% in Rest of World.

Net sales were up 42%, driven by favorable price realization, higher demand, and lower destocking by dealers and distributors.

Adjusted EBIT increased $274 million due to positive price realization and favorable volume and mix, partially offset by higher product costs related to raw material and freight costs, and higher variable compensation. Adjusted EBIT margin at 2.9%.

	FY 2021	FY 2020	Change	Change at c.c.(*)
Net sales ($ million)	3,081	2,170	+42.0%	+40.9%
Adjusted EBIT ($ million)	90	(184)	+274
Adjusted EBIT margin	2.9%	(8.5)%	+1,140	bps

COMMERCIAL AND SPECIALTY VEHICLES

European truck market was up 11% year over year, with light-duty trucks (“LCV”) up 8%, and medium and heavy trucks (“M&H”) up 19%. South American truck market was up 28% in LCV and up 42% in M&H. Order book is strong across all regions. Bus registrations decreased 1% in Europe and increased 4% in South America.

Net sales were up 26% at constant currency, primarily driven by higher truck volumes and positive price realization.

Adjusted EBIT was $282 million, with Adjusted EBIT margin at 2.3%. The $391 million increase was driven by higher volumes and positive price realization, partially offset by increased raw material costs, freight costs, and rework costs due to components shortages. SG&A costs increase was driven by higher variable compensation, while R&D spend returned to more normal levels from the lows of the prior year.

	FY 2021	FY 2020	Change	Change at c.c.(*)
Net sales ($ million)	12,160	9,421	+29.1%	+25.8%
Adjusted EBIT ($ million)	282	(109)	+391
Adjusted EBIT margin	2.3%	(1.2)%	+350	bps

POWERTRAIN

Net sales were up 18% at constant currency mainly due to higher volumes. Sales to external customers accounted for 41% (52% in 2020).

Adjusted EBIT was $256 million, with an increase of $23 million compared to prior year, mainly due to favorable volume and mix in H1, almost offset by unfavorable raw material costs, higher freight costs due to logistics constraints, higher SG&A costs and R&D spend returned to a pre-pandemic level, as well as lower absorption of fixed cost in the second half of the year, due to certain third- party sales discontinuation. Adjusted EBIT margin at 5.8%.

	FY 2021	FY 2020	Change	Change at c.c.(*)
Net sales ($ million)	4,419	3,629	+21.8%	+17.8%
Adjusted EBIT ($ million)	256	233	+23
Adjusted EBIT margin	5.8%	6.4%	-60	bps

FINANCIAL SERVICES

Revenues were up $47 million due to higher used equipment sales and higher average portfolios in Europe, South America and Rest of World, partially offset by lower average portfolio in North America due to a reduction in wholesale financing. Retail loan and lease originations were up 14.5% reflecting higher Industrial Activities sales.

Net income increased $171 million to $420 million, primarily due to lower risks cost due to improved market outlook, improved pricing in North America, higher recoveries on used equipment sales, and higher average portfolio.

The managed portfolio (including unconsolidated joint ventures) was $26.7 billion at the end of the year, relatively flat compared to December 31, 2020 (up $1.2 billion on a constant currency basis). The receivable balance greater than 30 days past due as a percentage of receivables was 1.7% (2.1% as of December 31, 2020).

	FY 2021	FY 2020	Change	Change at c.c.(*)
Revenues ($ million)	1,870	1,823	+2.6%	+1.5%
Net income ($ million)	420	249	+171
Equity at year-end ($ million)	2,954	2,931	+23
Retail loan originations ($ million)	11,440	9,995	+14.5%

Refer to section “Notes” at page 5 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations	2

PRESS RELEASE

2021 FOURTH QUARTER RESULTS - CNH INDUSTRIAL PRE-DEMERGER(1)

In Q4 2021, CNH Industrial reported consolidated revenues of $9.1 billion (up 7% compared to Q4 2020), net income of $307 million, adjusted diluted EPS of $0.25, and adjusted EBIT of Industrial Activities of $401 million (down $119 million). Free cash flow of Industrial Activities positive $1.8 billion.

CNH INDUSTRIAL PRE-DEMERGER

2021 Fourth Quarter Results

(all amounts $ million, unless otherwise stated – comparison vs Q4 2020)

US GAAP Q4					NON GAAP(2) Q4
Consolidated revenues	9,072	+7%		+9% c.c.(*)	Adjusted EBIT of Industrial Activities	401	-119

of which Net sales of Industrial Activities	8,552	+6%		+9% c.c.	Adjusted EBIT Margin of Industrial Activities	4.7%	-180	bps

Net income	307	+120			Adjusted net income	347	-85

Diluted EPS $	0.22	+0.10			Adjusted diluted EPS $	0.25	-0.05
Cash flows from operating activities	2,190	-576			Free cash flow of Industrial Activities	1,842	-523

Cash and cash equivalents	6,006	-1,143	(**)		Available liquidity	12,149	-1,327	(**)

(*) c.c. means at constant currency                (**) comparison vs September 30, 2021

AGRICULTURE

	Q4 2021	Q4 2020	Change	Change at c.c.(*)
Net sales ($ million)	4,150	3,425	+21.2%	+22.7%
Adjusted EBIT ($ million)	414	379	+35
Adjusted EBIT margin	10.0%	11.1%	-110	bps

CONSTRUCTION

	Q4 2021	Q4 2020	Change	Change at c.c.(*)
Net sales ($ million)	844	752	12.2%	+13.2%
Adjusted EBIT ($ million)	20	10	+10
Adjusted EBIT margin	2.4%	1.3%	+110	bps

COMMERCIAL AND SPECIALTY VEHICLES

	Q4 2021	Q4 2020	Change	Change at c.c.(*)
Net sales ($ million)	3,256	3,290	-1.0%	+2.4%
Adjusted EBIT ($ million)	55	110	-55
Adjusted EBIT margin	1.7%	3.3%	-160	bps

POWERTRAIN

	Q4 2021	Q4 2020	Change	Change at c.c.(*)
Net sales ($ million)	945	1,204	-21.5%	-17.8%
Adjusted EBIT ($ million)	23	110	-87
Adjusted EBIT margin	2.4%	9.1%	-670	bps

FINANCIAL SERVICES

	Q4 2021	Q4 2020	Change	Change at c.c.(*)
Revenues ($ million)	533	485	+9.9%	+10.4%
Net income ($ million)	112	60	+52

Net sales of Industrial Activities of $8,552 million, up 6%. Agriculture’s net sales increased 21% due to higher industry demand and favorable price realization. Construction’s net sales were up 12% as a result of favorable price realization, higher demand, and lower destocking by dealers and distributors. Commercial and Specialty Vehicles’ net sales decreased 1%, due to unfavorable currency translation, but grew 2.4% at constant currency. Powertrain’s net sales were down 22% (down 18% at constant currency) due to lower deliveries to external customers. Sales in all segments were constrained by manufacturing output which was in turn severely affected by component availability.

Adjusted EBIT of Industrial Activities of $401 million ($520 million in Q4 2020), with adjusted EBIT margin of Industrial Activities at 4.7%. Agriculture adjusted EBIT increased $35 million, Adjusted EBIT margin decreased 110 bps to 10% due to unfavorable mix and higher raw material and freight cost offsetting price realization, as well as higher SG&A expenses and R&D spend. Construction adjusted EBIT increased $10 million due to positive price realization, and favorable volume and mix, partially offset by higher raw material and freight costs. Adjusted EBIT decreased $55 million for Commercial and Specialty Vehicles, driven by higher raw material costs, as well as higher freight, rework costs due to component shortages, and R&D spending. Powertrain adjusted EBIT decreased $87 million, mainly due to unfavorable volume and mix, higher raw material costs, and higher freight costs due to logistics constraints.

Adjusted net income of $347 million, with adjusted diluted earnings per share of $0.25 (adjusted net income of $432 million in 2020, with adjusted diluted earnings per share of $0.30).

Free cash flow of Industrial Activities was positive $1.8 billion due to seasonal reduction in working capital and positive operating performance.

Refer to section “Notes” at page 5 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations	3

PRESS RELEASE

2021 FULL YEAR PRO FORMA COMBINED RESULTS - CNH INDUSTRIAL EXCLUDING IVECO GROUP(3)

In 2021, CNH Industrial excluding Iveco Group non-GAAP pro forma combined consolidated revenues of $19.5 billion (up 32% compared to 2020), net income of $1,801 million, adjusted diluted EPS of $1.28 ($0.42 in 2020), and adjusted EBIT of Industrial Activities of $1,763 million (up $1,180 million). Free cash flow of Industrial Activities positive $1.9 billion.

CNH INDUSTRIAL EXCLUDING IVECO GROUP

Unaudited 2021 Full Year Non-GAAP Pro Forma Combined Results

(all amounts $ million, unless otherwise stated – comparison vs FY 2020)

Pro Forma Combined (under US GAAP)				NON GAAP(2)
Consolidated revenues	19,496	+32%	+30%c.c.(*)	Adjusted EBIT of Industrial Activities	1,763	+1,180

of which Net sales of Industrial Activities	17,802	+36%	+34%c.c.	Adjusted EBIT Margin of Industrial Activities	9.9%	+540	bps

Net income	1,801	+1,999		Adjusted net income	1,747	+1,161

Diluted EPS $	1.32	+1.48		Adjusted diluted EPS $	1.28	+0.86
Cash flows from operating activities	3,198	-991		Free cash flow of Industrial Activities	1,928	-160

Cash and cash equivalents	5,044	-3,155		Available liquidity	10,521	-3,363

        (*) c.c. means at constant currency

Net sales of Industrial Activities of $17,802 million, up 36.1% due to strong industry demand, price realization, and lower destocking by dealers and distributors.

Adjusted EBIT of Industrial Activities of $1,763 million ($583 million in 2020), with Agriculture adjusted EBIT of $1,810 million and adjusted EBIT margin of 12.3%. Adjusted EBIT increased by $274 million for Construction. Adjusted EBIT margin of Industrial Activities at 9.9% of net sales.

Adjusted net income of $1,747 million, with adjusted diluted earnings per share of $1.28 (adjusted net income of $586 million in 2020, with adjusted diluted earnings per share of $0.42).

Free cash flow of Industrial Activities was positive $1.9 billion due to the strong operating performance and stable working capital. Total third-party Debt of $20.9 billion at December 31, 2021 ($22.9 billion at December 31, 2020). Industrial Activities net debt(2) position at $1.1 billion ($0.9 billion at December 31, 2020), primarily due to the cash-out for the acquisition of 100% interest in Raven and related transaction costs ($2,246 million) and the acquisition of 90% interest in Sampierana ($86 million).

Available liquidity at $10.5 billion as of December 31, 2021.

Ratings update

On January 4, 2022 Fitch Ratings raised its Long-Term Issuer Default Rating on CNH Industrial N.V. to ‘BBB+’ from ‘BBB-’. Fitch also upgraded CNH Industrial Finance Europe S.A.’s senior unsecured rating to ‘BBB+’ from ‘BBB-’. The Outlook is Stable. On January 7, 2022 Fitch has upgraded the Long-Term Issuer Default Ratings and senior unsecured debt ratings of CNH Industrial Capital LLC (CNHI Capital) and CNH Industrial Capital Canada Ltd. (CNH Canada) to ‘BBB+’ from ‘BBB-’. The Rating Outlook is Stable. Fitch has also upgraded CNHI Capital’s Short-Term IDR and commercial paper (CP) ratings to ‘F2’ from ‘F3’.

2022 Outlook

The Company is providing the following 2022 outlook for its Industrial Activities:

•	Net sales(**) to grow 10% to 14% including currency translation effects
•	SG&A expenses lower or equal to 7.5% of net sales
•	Free Cash Flow in excess of $1 billion
•	R&D expenses and Capital expenditures up at around $1.4 billion from around $1.0 billion in 2021.

Refer to section “Notes” at page 5 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations	4

(**) Net sales reflecting the exchange rate of 1.20 EUR/USD

PRESS RELEASE

Notes

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(1)

Until December 31, 2021, CNH Industrial N.V. owned and controlled the Commercial and Specialty Vehicles business, the Powertrain business and the related Financial Services business (together the “Iveco Group Business” or the “On-Highway Business”), as well as the Agriculture business, the Construction business and the related Financial Services business (collectively, the “Off-Highway Business”). Effective January 1, 2022, the Iveco Group Business was separated from CNH Industrial N.V. in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to Iveco Group N.V. (the “Demerger”). The financial information presented in this section refers to the CNH Industrial prior to the Demerger (the “CNH Industrial Pre-Demerger”).

(2)

This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures. Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

(3)

The unaudited pro forma combined financial information presented in this section refers to the CNH Industrial as if the Demerger had happened in previous periods (the “CNH Industrial excluding Iveco Group”). This pro forma financial information has been prepared to represent the combined historical results of operations, financial position and cash flows of the Off-Highway Business that is now controlled by CNH Industrial N.V. following the Demerger. The pro forma combined financial information presented excludes the Iveco Group financial information for all periods presented. As a consequence, this financial information is considered a non-GAAP financial information. This financial information has been derived from the consolidated financial statements and accounting records of CNH Industrial N.V. This pro forma financial information (1) is presented based on information currently available, (2) is intended for informational purposes, only, (3) is not necessarily indicative of and do not purport to represent what the CNH Industrial excluding Iveco Group operating results would have been had the Demerger occurred as described or what the future operating results will be after giving effect to the Demerger and (4) does not reflect any actions that might be taken by management after the Demerger.

(*)	c.c. means at constant currency.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT of Industrial Activities under U.S. GAAP: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items.

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•

Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

•

Unaudited Pro Forma Combined Financial Information: refers to the CNH Industrial as if the Demerger had happened in previous periods. It represents the combined historical results of operations, financial position and cash flows of the Off-Highway Business that is now controlled by CNH Industrial N.V. following the Demerger. It excludes the Iveco Group financial information for all periods presented and has been derived from the consolidated financial statements and accounting records of CNH Industrial N.V.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

5

PRESS RELEASE

Forward-looking statements

All statements other than statements of historical fact contained in this earning release, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation of the Iveco Group announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

Conference	Call and Webcast

Today, at 3:00 p.m. CET / 2:00 p.m. GMT/ 9:00 a.m. EST, management will hold a conference call to present fourth quarter and full year 2021 results to financial analysts and institutional investors. The call can be followed live online at https://bit.ly/CNH_Industrial_Q4FY_2021 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

London,	February 8, 2022

6

PRESS RELEASE

CONTACTS

Media Inquiries

United Kingdom

Laura Overall

Tel: +44 207 925 1964

Anna Angelini

Tel: +44 7725 826 007

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com

Investor Relations

United States

Noah Weiss

Tel: +1 630 887 3745

7

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Condensed Consolidated Statements of Operations for the three months and years ended December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

	Three Months Ended December 31,		Years Ended December 31,

($ million)	2021	2020	2021	2020
Revenues
Net sales	8,552	8,035	31,622	24,285
Finance, interest and other income	520	466	1,806	1,747
TOTAL REVENUES	9,072	8,501	33,428	26,032
Costs and Expenses
Cost of goods sold	7,116	6,621	25,951	21,327
Selling, general and administrative expenses	721	644	2,443	2,155
Research and development expenses	354	289	1,236	932
Restructuring expenses	42	30	74	49
Interest expense	145	166	596	678
Goodwill impairment charge	-	-	-	585
Other, net(1)	498	521	1,148	811
TOTAL COSTS AND EXPENSES	8,876	8,271	31,448	26,537
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	196	230	1,980	(505)
Income tax (expense) benefit	82	(28)	(342)	50
Equity in income (loss) of unconsolidated subsidiaries and affiliates	29	(15)	122	17
NET INCOME (LOSS)	307	187	1,760	(438)
Net income attributable to noncontrolling interests	5	23	37	55
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	302	164	1,723	(493)

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	0.22	0.12	1.27	(0.36)
Diluted	0.22	0.12	1.27	(0.36)

Cash dividends declared per common share	-	-	0.132	-

Notes:

(1)

In the three months and the year ended December 31, 2021, Other, net includes a pre-tax loss of $20 million and $138 million, respectively, from the remeasurement at fair value of the investment in Nikola Corporation (pre-tax loss of $134 million and pre-tax gain of $134 million, respectively, in the three months and year ended December 31, 2020), separation and transaction costs of $148 million and $187 million, respectively, incurred in connection with the spin-off of the Iveco Group Business (the Demerger), and a charge of $51 million and $57 million, respectively, for transaction costs related to the acquisition of Raven Industries, Inc., as well as a gain of $12 million for a fair value adjustment of Monarch Tractor investment and a loss of $25 million due to the valuation at their recoverable amount of certain assets classified as held for sale. In the year ended December 31, 2021, Other, net also includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco.

8

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Condensed Consolidated Balance Sheets as of December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

($ million)	December 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	6,006	8,785
Restricted cash	856	844
Financing receivables, net	18,662	18,457
Inventories, net	7,221	6,022
Property, plant and equipment, net and Equipment under operating leases	6,499	6,901
Intangible assets, net	4,639	2,696
Other receivables and assets	5,533	5,014
TOTAL ASSETS	49,416	48,719
LIABILITIES AND EQUITY
Debt	23,745	26,053
Other payables and liabilities	18,818	17,637
Total Liabilities	42,563	43,690
Redeemable noncontrolling interest	45	40
Equity	6,808	4,989
TOTAL LIABILITIES AND EQUITY	49,416	48,719

CNH INDUSTRIAL PRE-DEMERGER

Condensed Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

($ million)	2021	2020
Net income (loss)	1,760	(438)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	2,322	5,967
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,082	5,529
NET CASH USED IN INVESTING ACTIVITIES	(5,001)	(2,750)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,445)	659
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(403)	418
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(2,767)	3,856
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	9,629	5,773
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	6,862	9,629

9

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Supplemental Statements of Operations for the three months ended December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

($ million)	Three Months Ended December 31, 2021						Three Months Ended December 31, 2020
	Industrial Activities	(1)	Financial Services	Eliminations		Consolidated	Industrial Activities (1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	8,552		-	-		8,552	8,035	-	-		8,035
Finance, interest and other income	20		533	(33	) (2)	520	18	485	(37	) (2)	466
TOTAL REVENUES	8,572		533	(33)		9,072	8,053	485	(37)		8,501
Costs and Expenses
Cost of goods sold	7,116		-	-		7,116	6,621	-	-		6,621
Selling, general and administrative expenses	656		65	-		721	560	84	-		644
Research and development expenses	354		-	-		354	289	-	-		289
Restructuring expenses	42		-	-		42	30	-	-		30
Interest expense	75		103	(33	) (3)	145	81	122	(37	) (3)	166
Other, net	257		241	-		498	303	218	-		521
TOTAL COSTS AND EXPENSES	8,500		409	(33)		8,876	7,884	424	(37)		8,271
INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	72		124	-		196	169	61	-		230
Income tax (expense) benefit	105		(23)	-		82	(19)	(9)	-		(28)
Equity in income (loss) of unconsolidated subsidiaries and affiliates	18		11	-		29	(23)	8	-		(15)
NET INCOME	195		112	-		307	127	60	-		187

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

CNH INDUSTRIAL PRE-DEMERGER

Supplemental Statements of Operations for the years ended December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

($ million)	Year Ended December 31, 2021					Year Ended December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	31,622	-	-		31,622	24,285	-	-		24,285
Finance, interest and other income	70	1,870	(134	) (2)	1,806	61	1,823	(137	) (2)	1,747
TOTAL REVENUES	31,692	1,870	(134)		33,428	24,346	1,823	(137)		26,032
Costs and Expenses
Cost of goods sold	25,951	-			25,951	21,327	-	-		21,327
Selling, general and administrative expenses	2,240	203	-		2,443	1,849	306	-		2,155
Research and development expenses	1,236	-	-		1,236	932	-	-		932
Restructuring expenses	74	-	-		74	49	-	-		49
Interest expense	305	425	(134	) (3)	596	305	510	(137	) (3)	678
Goodwill impairment charge	-	-	-		-	585	-	-		585
Other, net	420	728	-		1,148	108	703	-		811
TOTAL COSTS AND EXPENSES	30,226	1,356	(134)		31,448	25,155	1,519	(137)		26,537
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,466	514	-		1,980	(809)	304	-		(505)
Income tax (expense) benefit	(217)	(125)	-		(342)	133	(83)	-		50
Equity in income (loss) of unconsolidated subsidiaries and affiliates	91	31	-		122	(11)	28	-		17
NET INCOME (LOSS)	1,340	420	-		1,760	(687)	249	-		(438)

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

10

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Supplemental Balance Sheets as of December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

	December 31, 2021					December 31, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
ASSETS
Cash and cash equivalents	5,190	816	-		6,006	8,017	768	-		8,785
Restricted cash	146	710	-		856	99	745	-		844
Financing receivables, net	1,104	19,411	(1,853	) (2)	18,662	902	19,428	(1,873	) (2)	18,457
Inventories, net	7,190	31	-		7,221	5,981	41	-		6,022
Property, plant and equipment, net and Equipment under operating leases	4,752	1,747	-		6,499	4,987	1,914	-		6,901
Intangible assets, net	4,461	178	-		4,639	2,522	174	-		2,696
Other receivables and assets	5,052	738	(257	) (3)	5,533	4,600	733	(319	) (3)	5,014
TOTAL ASSETS	27,895	23,631	(2,110)		49,416	27,108	23,803	(2,192)		48,719
LIABILITIES AND EQUITY
Debt	6,163	19,435	(1,853	) (2)	23,745	8,288	19,638	(1,873	) (2)	26,053
Other payables and liabilities	17,833	1,242	(257	) (3)	18,818	16,722	1,234	(319	) (3)	17,637
Total Liabilities	23,996	20,677	(2,110)		42,563	25,010	20,872	(2,192)		43,690
Redeemable noncontrolling interest	45	-	-		45	40	-	-		40
Equity	3,854	2,954	-		6,808	2,058	2,931	-		4,989
TOTAL LIABILITIES AND EQUITY	27,895	23,631	(2,110)		49,416	27,108	23,803	(2,192)		48,719

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(3)

This item primarily represents the reclassification of deferred tax assets/liabilities in the same taxing jurisdiction and elimination of intercompany activity between Industrial Activities and Financial Services.

CNH INDUSTRIAL PRE-DEMERGER

Supplemental Statements of Cash Flows for the years ended December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

	2021					2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Net income (loss)	1,340	420	-		1,760	(687)	249	-		(438)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	1,767	869	(314	) (2)	2,322	4,002	2,117	(152	) (2)	5,967
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,107	1,289	(314)		4,082	3,315	2,366	(152)		5,529
NET CASH USED IN INVESTING ACTIVITIES	(3,870)	(1,146)	15	(3)	(5,001)	(1,697)	(1,068)	15	(3)	(2,750)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,645)	(99)	299	(4)	(1,445)	1,563	(1,041)	137	(4)	659
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(372)	(31)	-		(403)	408	10	-		418
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(2,780)	13	-		(2,767)	3,589	267	-		3,856
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	8,116	1,513	-		9,629	4,527	1,246	-		5,773
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	5,336	1,526	-		6,862	8,116	1,513	-		9,629

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities.
(3)	This item includes the elimination of paid capital from Industrial Activities to Financial Services.
(4)

This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities, net of the elimination of paid in capital from Industrial Activities to Financial Services.

11

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S. GAAP ($ million)

	Three Months ended December 31, 2021
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						307
Less: Consolidated Income tax (expense) benefit						82
Consolidated Income before taxes						225
Less: Financial Services
Financial Services Net income						112
Financial Services Income taxes						23
Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations						55
Foreign exchange (gains) losses, net						21
Finance and non-service component of Pension and other post-employment benefit costs(1)						(37)
Adjustments for the following Industrial Activities items:
Restructuring expenses	12	2	28	-	-	42
Other discrete items(2)	-	-	-	-	210	210
Nikola investment fair value adjustment	-	-	-	-	20	20
Adjusted EBIT of Industrial Activities	414	20	55	23	(111)	401

	Three Months ended December 31, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						187
Less: Consolidated Income tax (expense) benefit						(28)
Consolidated Income before taxes						215
Less: Financial Services
Financial Services Net income						60
Financial Services Income taxes						9
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						63
Foreign exchange (gains) losses, net						23
Finance and non-service component of Pension and other post-employment benefit costs(1)						99
Adjustments for the following Industrial Activities items:
Restructuring expenses	4	4	7	15	-	30
Other discrete items(2)	-	-	24	-	1	25
Nikola investment fair value adjustment	-	-	-	-	134	134
Adjusted EBIT of Industrial Activities	379	10	110	110	(89)	520

(1)  In the three months ended December 31, 2021 and 2020, this item includes the pre-tax gain of $29 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from 2018 modification of a healthcare plan in the U.S. In the three months ended December 31, 2021, this item also includes a pre-tax gain of $5 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S. In the three months ended December 31, 2020, this item also included a pre-tax non-cash settlement charge of $124 million resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2)  In the three months ended December 31, 2021, this item also includes $146 million separation and transaction costs incurred in connection with the spin-off of the Iveco Group Business (the Demerger), a charge of $51 million for transaction costs related to the acquisition of Raven Industries, Inc., as well as a gain of $12 million for a fair value adjustment of Monarch Tractor investment and a loss of $25 million due to the valuation at their recoverable amount of certain assets classified as held for sale. In the three months ended December 31, 2020, this item included the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

12

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S. GAAP ($ million)

	Year ended December 31, 2021
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						1,760
Less: Consolidated Income tax (expense) benefit						(342)
Consolidated Income before taxes						2,102
Less: Financial Services
Financial Services Net income						420
Financial Services Income taxes						125
Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations						235
Foreign exchange (gains) losses, net						51
Finance and non-service component of Pension and other post-employment benefit costs(1)						(141)
Adjustments for the following Industrial Activities items:

Restructuring expenses	20	15	37	2	-	74

Other discrete items(2)	-	-	(55)	-	255	200
Nikola investment fair value adjustment	-	-	-	-	138	138
Adjusted EBIT of Industrial Activities	1,810	90	282	256	(324)	2,114

	Year ended December 31, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income (loss)						(438)
Less: Consolidated Income tax (expense) benefit						50
Consolidated Income (loss) before taxes						(488)
Less: Financial Services
Financial Services Net income						249
Financial Services Income taxes						83
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						244
Foreign exchange (gains) losses, net						45
Finance and non-service component of Pension and other post-employment benefit costs(1)						14
Adjustments for the following Industrial Activities items:
Restructuring expenses	13	9	11	16	-	49
Goodwill impairment charge	-	-	-	-	585	585
Other discrete items(2)	176	72	313	-	8	569
Nikola investment fair value adjustment	-	-	-	-	(134)	(134)
Adjusted EBIT of Industrial Activities	880	(184)	(109)	233	(268)	552

(1)  In the years ended December 31, 2021, and 2020, this item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from 2018 modification of a healthcare plan in the U.S. In the year ended December 31, 2021, this item also includes a pre-tax gain of $5 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S. In the year ended December 31, 2020, this item also included a pre-tax non-cash settlement charge of $124 million resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2)  In the year ended December 31, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method, presented in column “Commercial and Specialty Vehicles”. This item also includes $185 million separation and transaction costs in connection with the spin-off of the Iveco Group Business (the Demerger), a charge of $57 million for transaction costs related to the acquisition of Raven Industries, Inc., as well as a gain of $12 million for a fair value adjustment of Monarch Tractor investment and a loss of $25 million due to the valuation at their recoverable amount of certain assets classified as held for sale. In the year ended December 31, 2020, this item mainly includes impairment of intangible and other long-lived assets, asset optimization charges, and the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

13

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Total (Debt) to Net Cash (Debt) under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Services
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Third-party (debt)	(23,745)	(26,053)	(5,365)	(7,271)	(18,380)	(18,782)
Intersegment notes payable	-	-	(798)	(1,017)	(1,055)	(856)
Total (Debt)(1)	(23,745)	(26,053)	(6,163)	(8,288)	(19,435)	(19,638)
Cash and cash equivalents	6,006	8,785	5,190	8,017	816	768
Restricted cash	856	844	146	99	710	745
Intersegment notes receivable	-	-	1,055	856	798	1,017
Other current financial assets(2)	63	94	63	94	-	-
Derivatives hedging debt	(3)	8	(3)	8	-	-
Net Cash (Debt)(3)	(16,823)	(16,322)	288	786	(17,111)	(17,108)

(1)   Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $798 million and $1,017 million as of December 31, 2021 and 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $1,055 million and $856 million as of December 31, 2021 and 2020, respectively.

(2)   This item includes short-term deposits and investments towards high-credit rating counterparties.

(3)   The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $(257) million and $161 million as of December 31, 2021 and 2020, respectively.

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP ($ million)
	December 31, 2021	December 31, 2020
Cash and cash equivalents	6,006	8,785
Restricted cash	856	844
Undrawn committed facilities	5,224	6,148
Other current financial assets(1)	63	94
Available liquidity	12,149	15,871
(1) This item includes short-term deposits and investments towards high-credit rating counterparties.

Change in Net Cash (Debt) of Industrial Activities under U.S. GAAP ($ million)
Year ended December 31,			Three Months ended December 31,
2021	2020		2021	2020
786	(854)	Net Cash (Debt) of Industrial Activities at beginning of period	743	(1,544)
2,114	552	Adjusted EBIT of Industrial Activities	401	520
608	627	Depreciation and Amortization	158	169
271	284	Depreciation of assets under operating leases and assets sold with buy-back commitments	68	86
(559)	(233)	Cash interest and taxes	(121)	(35)
94	(445)	Changes in provisions and similar(1)	3	(60)
(58)	1,828	Change in working capital	1,657	1,964
2,470	2,613	Operating cash flow of Industrial Activities	2,166	2,644
(706)	(481)	Investments in property, plant and equipment, and intangible assets(2)	(345)	(253)
(13)	(206)	Other changes	21	(26)
1,751	1,926	Free cash flow of Industrial Activities	1,842	2,365
(188)	(8)	Capital increases and dividends	(4)	(4)
(2,061)	(278)	Currency translation differences and other(3)	(2,293)	(31)
(498)	1,640	Change in Net Cash (Debt) of Industrial Activities	(455)	2,330
288	786	Net Cash (Debt) of Industrial Activities at end of period	288	786

(1)   Including other cash flow items related to operating lease and buy-back activities.

(2)   Excluding assets sold under buy-back commitments and assets under operating leases.

(3)   In the three months ended December 31, 2021, this item includes the cash out of $2,246 million for the acquisition of the 100% interest in Raven Industries, Inc., and $82 million to achieve the 90% interest in Sampierana. In the year ended December 31, 2021, this item includes the cash out of $2,246 million for the acquisition of the 100% interest in Raven Industries, Inc., and $86 million for the acquisition of the 90% interest in Sampierana, as well as the charge of $8 million related to the repurchase of Notes.

14

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($ million)
Year ended December 31,			Three Months ended December 31,
2021	2020		2021	2020
4,082	5,529	Net cash provided by (used in) Operating Activities	2,190	2,766
(975)	(2,214)	Less: Cash flows from Operating Activities of Financial Services net of eliminations	94	256
91	(15)	Change in derivatives hedging debt of Industrial Activities and other	99	(24)
(728)	(687)	Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(217)	(354)
2,470	2,613	Operating cash flow of Industrial Activities	2,166	2,644
(706)	(481)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(345)	(253)
(13)	(206)	Other changes(1)	21	(26)
1,751	1,926	Free cash flow of Industrial Activities	1,842	2,365

(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Reconciliation of Adjusted net income and Adjusted income tax (expense) benefit to Net income (loss) and
Income tax (expense) benefit and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP ($ million, except per share data)
Year ended December 31,			Three Months ended December 31,
2021	2020		2021	2020
1,760	(438)	Net income (loss)	307	187
311	1,051	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	240	261
(13)	24	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates	-	24
(178)	(200)	Adjustments impacting Income tax (expense) benefit (b)	(200)	(40)
1,880	437	Adjusted net income (loss)	347	432
1,843	379	Adjusted net income (loss) attributable to CNH Industrial N.V.	342	409
1,361	1,352	Weighted average shares outstanding – diluted (million)	1,363	1,353
1.35	0.28	Adjusted diluted EPS ($)	0.25	0.30

1,980	(505)	Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	196	230
311	1,051	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	240	261
2,291	546	Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A)	436	491

(342)	50	Income tax (expense) benefit	82	(28)
(178)	(200)	Adjustments impacting Income tax (expense) benefit (b)	(200)	(40)
(520)	(150)	Adjusted income tax (expense) benefit (B)	(118)	(68)

23%	27%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	27%	14%

a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates
138	(134)	Nikola investment fair value adjustment	20	134
74	49	Restructuring expenses	42	30
8	-	Loss on repurchase of notes	-	-
(119)	(119)	Pre-tax gain related to the 2018 modification of a healthcare plan in the U.S.	(29)	(29)
(5)	-	Pre-tax gain related to the 2021 modifications of a healthcare plan in the U.S.	(5)	-
-	125	Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations	-	125
-	585	Goodwill impairment charge	-	-
-	255	Other assets impairment charges	-	-
-	282	Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments	-	-
187	8	Spin-off costs	148	1
(42)	-	Gain from the sale of 30.1% interest in Naveco	-	-
57	-	Transaction costs for Raven Industries, Inc. acquisition	51	-
(12)	-	Monarch Tractor investment fair value adjustment	(12)	-
25	-	Impairment of certain assets held for sale	25	-
311	1,051	Total	240	261

b) Adjustments impacting Income tax (expense) benefit
(7)	(106)	Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	(16)	(32)
(161)	(82)	Adjustment to valuation allowances on deferred tax assets	(161)	-
(10)	(12)	Other	(23)	(8)
(178)	(200)	Total	(200)	(40)

15

PRESS RELEASE

CNH INDUSTRIAL EXCLUDING IVECO GROUP

Pro Forma Non-GAAP Combined Condensed Statements of Operations for the years ended December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

	Years Ended December 31,
($ million)	2021	2020
Revenues
Net sales	17,802	13,083
Finance, interest and other income	1,694	1,696
TOTAL REVENUES	19,496	14,779
Costs and Expenses
Cost of goods sold	14,109	11,152
Selling, general and administrative expenses	1,454	1,296
Research and development expenses	642	493
Restructuring expenses	35	22
Interest expense	549	660
Goodwill impairment charge	-	585
Other, net	768	750
TOTAL COSTS AND EXPENSES	17,557	14,958
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,939	(179)
Income tax (expense) benefit	(229)	(85)
Equity in income (loss) of unconsolidated subsidiaries and affiliates	91	66
NET INCOME (LOSS)	1,801	(198)
Net income attributable to noncontrolling interests	9	14
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	1,792	(212)

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	1.32	(0.16)
Diluted	1.32	(0.16)

Cash dividends declared per common share		-

16

PRESS RELEASE

CNH INDUSTRIAL EXCLUDING IVECO GROUP

Pro Forma Non-GAAP Combined Condensed Balance Sheets as of December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

($ million)	December 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	5,044	8,199
Restricted cash	801	788
Financial receivables from Iveco Group	3,484	3,146
Receivables from financing activities	15,376	14,994
Inventories, net	4,216	3,260
Property, plant and equipment, net and Equipment under operating leases	3,213	3,358
Intangible assets, net	4,417	2,490
Other receivables and assets	2,936	2,243
TOTAL ASSETS	39,487	38,478
LIABILITIES AND EQUITY
Debt payable to Iveco Group	3,986	4,348
Other debt	20,897	22,932
Other payables and liabilities	9,405	7,990
Total Liabilities	34,288	35,270
Redeemable noncontrolling interest	45	40
Equity	5,154	3,168
TOTAL LIABILITIES AND EQUITY	39,487	38,478

CNH INDUSTRIAL EXCLUDING IVECO GROUP

Pro Forma Non-GAAP Combined Condensed Statements of Cash Flows for the years ended December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

($ million)	2021	2020
Net income (loss)	1,801	(198)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	1,397	4,387
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,198	4,189
NET CASH USED IN INVESTING ACTIVITIES	(4,570)	(1,955)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,399)	1,066
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(371)	382
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(3,142)	3,682
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	8,987	5,305
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	5,845	8,987

17

PRESS RELEASE

CNH INDUSTRIAL EXCLUDING IVECO GROUP

Supplemental Pro Forma Non-GAAP Combined Statements of Operations for the years ended December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

($ million)	Year Ended December 31, 2021					Year Ended December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	17,802	-	-		17,802	13,083	-	-		13,083
Finance, interest and other income	59	1,672	(37	) (2)	1,694	67	1,660	(31	) (2)	1,696
TOTAL REVENUES	17,861	1,672	(37)		19,496	13,150	1,660	(31)		14,779
Costs and Expenses
Cost of goods sold	14,109	-	-		14,109	11,152	-	-		11,152
Selling, general and administrative expenses	1,327	127	-		1,454	1,108	188	-		1,296
Research and development expenses	642	-	-		642	493	-	-		493
Restructuring expenses	35	-	-		35	22	-	-		22
Interest expense	177	409	(37	) (3)	549	206	485	(31	) (3)	660
Goodwill impairment charge	-	-	-		-	585	-	-		585
Other, net	73	695	-		768	78	672	-		750
TOTAL COSTS AND EXPENSES	16,363	1,231	(37)		17,557	13,644	1,345	(31)		14,958
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,498	441	-		1,939	(494)	315	-		(179)
Income tax (expense) benefit	(122)	(107)	-		(229)	-	(85)	-		(85)
Equity in income of unconsolidated subsidiaries and affiliates	76	15	-		91	53	13	-		66
NET INCOME (LOSS)	1,452	349	-		1,801	(441)	243	-		(198)

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

18

PRESS RELEASE

CNH INDUSTRIAL EXCLUDING IVECO GROUP

Supplemental Pro Forma Non-GAAP Combined Balance Sheets as of December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

	December 31, 2021					December 31, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
ASSETS
Cash and cash equivalents	4,386	658	-		5,044	7,507	692	-		8,199
Restricted cash	128	673	-		801	85	703	-		788
Financial receivables from Iveco Group	3,430	54	-		3,484	3,078	68	-		3,146
Receivables from financing activities	199	15,508	(331	) (2)	15,376	342	15,473	(821	) (2)	14,994
Inventories, net	4,187	29	-		4,216	3,221	39	-		3,260
Property, plant and equipment, net and Equipment under operating leases	1,504	1,709	-		3,213	1,498	1,860	-		3,358
Intangible assets, net	4,255	162	-		4,417	2,332	158	-		2,490
Other receivables and assets	2,769	344	(177)		2,936	2,108	347	(212	) (3)	2,243
TOTAL ASSETS	20,858	19,137	(508	) (3)	39,487	20,171	19,340	(1,033)		38,478
LIABILITIES AND EQUITY
Debt payable to Iveco Group	3,764	222	-		3,986	4,169	179	-		4,348
Other debt	5,485	15,743	(331	) (2)	20,897	7,734	16,021	(823	) (2)	22,932
Other payables and liabilities	8,539	1,043	(177	) (3)	9,405	7,141	1,059	(210	) (3)	7,990
Total Liabilities	17,788	17,008	(508)		34,288	19,044	17,259	(1,033)		35,270
Redeemable noncontrolling interest	45	-	-		45	40	-	-		40
Equity	3,025	2,129	-		5,154	1,087	2,081	-		3,168
TOTAL LIABILITIES AND EQUITY	20,858	19,137	(508)		39,487	20,171	19,340	(1,033)		38,478

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(3)

This item primarily represents the reclassification of deferred taxes assets/liabilities in the same taxing jurisdiction and elimination of intercompany activity between Industrial Activities and Financial Services.

CNH INDUSTRIAL EXCLUDING IVECO GROUP

Supplemental Pro Forma Non-GAAP Combined Statements of Cash Flows for the years ended December 31, 2021 and 2020

(Unaudited, U.S. GAAP)

	2021					2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Net income (loss)	1,452	349	-		1,801	(441)	243	-		(198)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	799	909	(311	) (2)	1,397	2,775	1,763	(151	) (2)	4,387
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,251	1,258	(311)		3,198	2,334	2,006	(151)		4,189
NET CASH USED IN INVESTING ACTIVITIES	(3,347)	(1,233)	10	(3)	(4,570)	(955)	(1,015)	15	(3)	(1,955)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,628)	(72)	301	(4)	(1,399)	1,605	(675)	136	(4)	1,066
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(354)	(17)	-		(371)	386	(4)	-		382
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(3,078)	(64)	-		(3,142)	3,370	312	-		3,682
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	7,592	1,395	-		8,987	4,222	1,083	-		5,305
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	4,514	1,331	-		5,845	7,592	1,395	-		8,987

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities.
(3)	This item includes the elimination of paid capital from Industrial Activities to Financial Services.
(4)

This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities, net of the elimination of paid in capital from Industrial Activities to Financial Services.

19

PRESS RELEASE

CNH INDUSTRIAL EXCLUDING IVECO GROUP

Other Supplemental Pro Forma Non-GAAP Combined Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S. GAAP ($ million)

	Year ended December 31, 2021
	Agriculture	Construction	Unallocated items, eliminations and other	Total
Consolidated Net income				1,801
Less: Consolidated Income tax (expense) benefit				(229)
Consolidated Income before taxes				2,030
Less: Financial Services
Financial Services Net income				349
Financial Services Income taxes				107
Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations				118
Foreign exchange (gains) losses, net				1
Finance and non-service component of Pension and other post-employment benefit costs(1)				(143)
Adjustments for the following Industrial Activities items:

Restructuring expenses	20	15	-	35

Other discrete items(2)	-	-	178	178
Adjusted EBIT of Industrial Activities	1,810	90	(137)	1,763

	Year ended December 31, 2020
	Agriculture	Construction	Unallocated items, eliminations and other	Total
Consolidated Net income (loss)				(198)
Less: Consolidated Income tax (expense) benefit				(85)
Consolidated Income (loss) before taxes				(113)
Less: Financial Services
Financial Services Net income				243
Financial Services Income taxes				85
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations				140
Foreign exchange (gains) losses, net				12
Finance and non-service component of Pension and other post-employment benefit costs(1)				9
Adjustments for the following Industrial Activities items:
Restructuring expenses	13	9	-	22
Goodwill impairment charge	-	-	585	585
Other discrete items(2)	176	72	8	256
Adjusted EBIT of Industrial Activities	880	(184)	(113)	583

(1)  In the years ended December 31, 2021, and 2020, this item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from 2018 modification of a healthcare plan in the U.S. In the year ended December 31, 2021, this item also includes a pre-tax gain of $5 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modification of a healthcare plan in the U.S. In the years ended December 31, 2020, this item also included a pre-tax non-cash settlement charge of $124 million resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2)  In the year ended December 31, 2021, this item includes $133 million separation and transaction costs in connection with the spin-off of the Iveco Group Business (the Demerger), a charge of $57 million for transaction costs related to the acquisition of Raven Industries, Inc., as well as a gain of $12 million for a fair value adjustment of Monarch Tractor investment. In the year ended December 31, 2020, this item mainly includes impairment of intangible and other long-lived assets.

20

PRESS RELEASE

CNH INDUSTRIAL EXCLUDING IVECO GROUP

Other Supplemental Pro Forma Non-GAAP Combined Financial Information

(Unaudited)

Reconciliation of Total (Debt) to Net Cash (Debt) under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Services
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Third-party (debt)	(20,897)	(22,932)	(5,335)	(7,233)	(15,562)	(15,699)
Intersegment notes payable	-	-	(150)	(501)	(181)	(322)
(Debt) payable to Iveco Group	(3,986)	(4,348)	(3,764)	(4,169)	(222)	(179)
Total (Debt)(1)	(24,883)	(27,280)	(9,249)	(11,903)	(15,965)	(16,200)
Cash and cash equivalents	5,044	8,199	4,386	7,507	658	692
Restricted cash	801	788	128	85	673	703
Intersegment notes receivable	-	-	181	322	150	501
Financial receivables from Iveco Group	3,484	3,146	3,430	3,078	54	68
Other current financial assets(2)	1	10	1	10	-	-
Derivatives hedging debt	(3)	8	(3)	8	-	-
Net Cash (Debt)(3)	(15,556)	(15,129)	(1,126)	(893)	(14,430)	(14,236)
Net Cash (Debt)(3)	(15,556)	(15,129)	(1,126)	(893)	(14,430)	(14,236)

(1)   Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $150 million and $501 million as of December 31, 2021 and 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $181 million and $322 million as of December 31, 2021 and 2020, respectively.

(2)   This item includes short-term deposits and investments towards high-credit rating counterparties.

(3)   The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $31 million and $179 million as of December 31, 2021 and 2020, respectively.

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP ($ million)

	December 31, 2021	December 31, 2020

Cash and cash equivalents	5,044	8,199

Restricted cash	801	788

Undrawn committed facilities	5,177	6,089

Other current financial assets(1)	1	10

Net (Debt) payable to Iveco Group	(502)	(1,202)

Available liquidity	10,521	13,884
Available liquidity	10,521	13,884

	(1) This item includes short-term deposits and investments towards high-credit rating counterparties.

Change in Net Cash (Debt) of Industrial Activities under U.S. GAAP ($ million)
	2021	2020
Net Cash (Debt) of Industrial Activities at beginning of period	(893)	(2,575)
Adjusted EBIT of Industrial Activities	1,763	583
Depreciation and Amortization	293	296
Depreciation of assets under operating leases and assets sold with buy-back commitments	2	2
Cash interest and taxes	(376)	(144)
Changes in provisions and similar(1)	395	36
Change in working capital	248	1,554
Operating cash flow of Industrial Activities	2,325	2,327
Investments in property, plant and equipment, and intangible assets(2)	(360)	(229)
Other changes	(37)	(10)
Free cash flow of Industrial Activities	1,928	2,088
Capital increases and dividends	(188)	(8)
Currency translation differences and other(3)	(1,973)	(398)
Change in Net Cash (Debt) of Industrial Activities	(233)	1,682
Net Cash (Debt) of Industrial Activities at end of period	(1,126)	(893)

(1)   Including other cash flow items related to operating lease and buy-back activities.

(2)   Excluding assets sold under buy-back commitments and assets under operating leases.

(3)   In the year ended December 31, 2021, this item includes the cash out of $2,246 million for the acquisition of the 100% interest in Raven Industries, Inc., and $86 million for the acquisition of the 90% interest in Sampierana, as well as the charge of $8 million related to the repurchase of Notes.

21

PRESS RELEASE

CNH INDUSTRIAL EXCLUDING IVECO GROUP

Other Supplemental Pro Forma Non-GAAP Financial Information

(Unaudited)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP
($ million)
	2021	2020
Net cash provided by (used in) Operating Activities	3,198	4,189
Less: Cash flows from Operating Activities of Financial Services net of eliminations	(947)	(1,855)
Change in derivatives hedging debt of Industrial Activities and other	93	9
Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(19)	(16)
Operating cash flow of Industrial Activities	2,325	2,327
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(360)	(229)
Other changes(1)	(37)	(10)
Free Cash Flow of Industrial Activities	1,928	2,088
(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Reconciliation of Adjusted net income and Adjusted income tax (expense) benefit to Net income (loss) and
Income tax (expense) benefit and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP
($ million, except per share data)
	2021	2020
Net income (loss)	1,801	(198)
Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	97	869
Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates	-	-
Adjustments impacting Income tax (expense) benefit (b)	(151)	(85)
Adjusted net income (loss)	1,747	586
Adjusted net income (loss) attributable to CNH Industrial N.V.	1,738	572
Weighted average shares outstanding – diluted (million)	1,361	1,352
Adjusted diluted EPS ($)	1.28	0.42

Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	1,939	(179)
Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	97	869
Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A)	2,036	690

Income tax (expense) benefit	(229)	(85)
Adjustments impacting Income tax (expense) benefit (b)	(151)	(85)
Adjusted income tax (expense) benefit (B)	(380)	(170)

Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	19%	25%

	a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates
Restructuring expenses	35	22
Loss on repurchase of notes	8	-
Pre-tax gain related to the 2018 modification of a healthcare plan in the U.S.	(119)	(119)
Pre-tax gain related to the 2021 modifications of a healthcare plan in the U.S.	(5)	-
Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations	-	125
Goodwill impairment charge	-	585
Other assets impairment charges	-	248
Spin-off costs	133	8
Transaction costs for Raven Industries, Inc. acquisition	57	-
Monarch Tractor investment fair value adjustment	(12)	-
Total	97	869
	b) Adjustments impacting Income tax (expense) benefit
Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	13	(44)
Adjustment to valuation allowances on deferred tax assets	(161)	(40)
Other	(3)	(1)
Total	(151)	(85)

22

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Other Supplemental Financial Information

(Unaudited)

Revenues by Segment under EU-IFRS
($ million)
	Year ended December 31,
	2021	2020	% change
Agriculture	14,754	10,916	35.2
Construction	3,081	2,170	42.0
Eliminations and other	-	(11)	-
Total Industrial Activities of Continuing Operations	17,835	13,075	36.4
Financial Services	1,664	1,644	1.2
Eliminations and other	(25)	(23)	-
Total of Continuing Operations	19,474	14,696	32.5
Commercial and Specialty Vehicles	12,204	9,420	29.6
Powertrain	4,435	3,633	22.1
Eliminations and other	(1,831)	(1,273)	-
Total Industrial Activities of Discontinued Operations	14,808	11,780	25.7
Financial Services	230	188	22.3
Eliminations and other	(75)	(76)	-
Total of Discontinued Operations	14,963	11,892	25.8
Eliminations and other	(956)	(604)	-
Total of CNH Industrial Pre-Demerger	33,481	25,984	28.9

Adjusted EBIT of Industrial Activities(1) by Segment under EU-IFRS ($ million)

	Year ended December 31,
	2021	2020	$	change	2021 adjusted EBIT margin	2020 adjusted EBIT margin
Agriculture	1,794	856		938	12.2%	7.8%
Construction	83	(193)		276	2.7%	(8.9)%
Unallocated items, eliminations and other	(148)	(146)		(2)	-	-
Adjusted EBIT of Industrial Activities of Continuing Operations	1,729	517		1,212	9.7%	4.0%
Commercial and Specialty Vehicles	300	(169)		469	2.5%	(1.8)%
Powertrain	246	223		23	5.5%	6.1%
Unallocated items, eliminations and other	(189)	(155)		(34)	-	-
Adjusted EBIT of Industrial Activities of Discontinued Operations	357	(101)		458	2.4%	(0.9)%
Adjusted EBIT of Industrial Activities of CNH Industrial Pre-Demerger	2,086	416		1,670	6.6%	1.7%
	(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

23

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Other Supplemental Financial Information

(Unaudited)

Other key data under EU-IFRS
($ million)
	December 31, 2021	December 31, 2020
Total Assets	51,122	50,556
Total Equity	8,426	6,735
Equity attributable to CNH Industrial N.V.	8,393	6,651
Net Cash (Debt) of Continuing Operations	(15,840)	(15,729)
Net Cash (Debt) of Discontinued Operations	(1,480)	(1,145)
Net Cash (Debt) of CNH Industrial Pre-Demerger	(17,320)	(16,874)
of which Net Cash (Debt) of Industrial Activities(1) of Continuing Operations	(1,374)	(1,132)
of which Net Cash (Debt) of Industrial Activities(1) of Discontinued Operations	1,204	1,429
of which Net Cash (Debt) of Industrial Activities(1) of CNH Industrial Pre-Demerger	(170)	297
Net Income of Financial Services of Continuing Operations	357	273
Net Income of Financial Services of Discontinued Operations	71	15
Net Income of Financial Services of CNH Industrial Pre-Demerger	428	288
	(1)Thisitem is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Net income (loss) reconciliation U.S. GAAP to EU-IFRS
($ million)
	Years ended December 31,
	2021	2020
Net income (loss) in accordance with U.S. GAAP	1,760	(438)
Adjustments to conform with EU-IFRS:
Development costs	3	(192)
Nikola investment fair value adjustment	138	(134)
Other adjustments(1)	(108)	64
Tax impact on adjustments and other income tax differences	(16)	5
Total adjustments	17	(257)
Profit (loss) in accordance with EU-IFRS	1,777	(695)
	(1)This item also includes the different accounting impacts from the modifications of a healthcare plan in the U.S.

Total Equity reconciliation U.S. GAAP to EU-IFRS
($ million)
	December 31, 2021	December 31, 2020
Total Equity under U.S. GAAP	6,808	4,989
Adjustments to conform with EU-IFRS:
Development costs	2,058	2,193
Other adjustments	28	34
Tax impact on adjustments and other income tax differences	(468)	(481)
Total adjustments	1,618	1,746
Total Equity under EU-IFRS	8,426	6,735

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2021	At December 31, 2021	Average 2020	At December 31, 2020
Euro	0.845	0.883	0.876	0.815
Pound sterling	0.727	0.742	0.779	0.733
Swiss franc	0.914	0.912	0.937	0.880
Polish zloty	3.860	4.059	3.890	3.716
Brazilian real	5.392	5.571	5.160	5.194
Canadian dollar	1.254	1.271	1.340	1.274
Turkish lira	8.888	13.450	7.052	7.427

24

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Condensed Consolidated Income Statement for the years ended December 31, 2021 and 2020

(Unaudited, EU-IFRS)

	Years Ended December 31,
($ million)	2021	2020(*)
Net revenues	19,474	14,696
Cost of sales	15,231	12,287
Selling, general and administrative costs	1,425	1,197
Research and development costs	677	634
Result from investments:	92	68
Share of the profit/(loss) of investees accounted for using the equity method	92	68
Restructuring costs	36	19
Goodwill impairment loss	-	576
Other income/(expenses)(1)	(124)	(82)
Financial income/(expenses)	(151)	(161)
PROFIT/(LOSS) BEFORE TAXES	1,922	(192)
Income tax (expense) benefit	(236)	(78)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	1,686	(270)
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	91	(425)
PROFIT/(LOSS) FOR THE PERIOD	1,777	(695)
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	1,740	(750)
Non-controlling interests	37	55

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	1.28	(0.55)
Basic earnings/(loss) per common share from continuing operations	1.24	(0.21)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	1.28	(0.55)
Diluted earnings/(loss) per common share from continuing operations	1.23	(0.21)

Notes:

(*)

The 2020 data have been re-presented following the classification of the Iveco Group Business as Discontinued Operations for the year ended December 31, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.

(1)	In the year ended December 31, 2021, this item also includes the pre-tax gain of $100 million related to 2021 healthcare plan amendments in the U.S.

CNH INDUSTRIAL PRE-DEMERGER

Condensed Consolidated Statement of Financial Position as of December 31, 2021 and 2020

(Unaudited, EU-IFRS)

($ million)	December 31, 2021	December 31, 2020
ASSETS
Intangible assets	5,159	4,832
Property, plant and equipment and Leased assets	3,435	7,392
Inventories	4,228	6,000
Receivables from financing activities	15,443	18,529
Cash and cash equivalents	5,845	9,629
Other receivables and assets	2,535	4,174
Assets held for distribution(*)	14,477	-
TOTAL ASSETS	51,122	50,556
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	8,393	6,651
Non-controlling interests	33	84
Total Equity	8,426	6,735
Debt	21,689	26,618
Other payables and liabilities	9,148	17,203
Liabilities held for distribution(*)	11,859	-
Total Liabilities	42,696	43,821
TOTAL EQUITY AND LIABILITIES	51,122	50,556

Notes:

(*)

The assets and liabilities of Iveco Group Business have been classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statements of Financial Position at December 31, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.

25

PRESS RELEASE

CNH INDUSTRIAL PRE-DEMERGER

Condensed Consolidated Statement of Cash Flows for the years ended December 31, 2021 and 2020

(Unaudited, EU-IFRS)

($ million)	2021	2020(*)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	9,629	5,773
Profit/(loss) from Continuing Operations	1,686	(270)
Adjustment to reconcile profit/(loss) from Continuing Operation to cash flows from/(used in) operating activities from Continuing Operations	989	3,111
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	2,675	2,841
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	638	637
TOTAL	3,313	3,478
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(4,001)	(541)
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	(121)	(33)
TOTAL	(4,122)	(574)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(1,447)	1,002
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(104)	(465)
TOTAL	(1,551)	537
Translation exchange differences	(407)	415
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(2,767)	3,856
Less:

CASH AND EQUIVALENTS AT END OF THE YEAR – INCLUDED WITHIN ASSETS HELD FOR DISTRUBUTION AT THE END OF THE YEAR	1,017	-
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5,845	9,629

Notes:

(*)

The 2020 data have been re-presented following the classification of the Iveco Group Business as Discontinued Operations for the year ended December 31, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.

26